FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 15, 2016

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

United Kingdom

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__      Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____      No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Index of Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement between The Royal Bank of Scotland Group plc, RBS Securities Inc. and UBS Securities LLC dated as of August 8, 2016.
1.2	Pricing Agreement between The Royal Bank of Scotland Group plc, RBS Securities Inc. and UBS Securities LLC dated as of August 10, 2016.
4.1	Contingent Convertible Securities Indenture between The Royal Bank of Scotland Group plc and The Bank of New York Mellon dated as of August 10, 2015 (incorporated herein by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 6-K (File No. 001-10306) filed with the Commission on August 10, 2015.
4.2	Third Supplemental Indenture between The Royal Bank of Scotland Group plc and The Bank of New York Mellon dated as of August 15, 2016.
4.3	Form of Global Note for the $2,650,000,000 8.625% Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes (Callable August 15, 2021 and Every Five Years Thereafter) (included in Exhibit 4.2 hereof).
5.1	Opinion of CMS Cameron McKenna LLP, Scottish legal advisors to The Royal Bank of Scotland Group plc as to the validity of the Contingent Convertible Securities of The Royal Bank of Scotland Group plc, to be issued on August 15, 2016, as to certain matters of Scots law.
5.2	Opinion of Davis Polk & Wardwell London LLP, U.S. legal advisors to The Royal Bank of Scotland Group plc as to the validity of the Contingent Convertible Securities of The Royal Bank of Scotland Group plc, to be issued on August 15, 2016, as to certain matters of New York law.
8.1	Opinion of Davis Polk & Wardwell London LLP, U.S. legal advisors to The Royal Bank of Scotland Group plc as to certain matters of U.S. taxation relating to the Contingent Convertible Securities of The Royal Bank of Scotland Group plc, to be issued on August 15, 2016, as to certain matters of New York law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

The Royal Bank of Scotland Group plc (Registrant)

Date: August 15, 2016	By:	/s/ Mark Stevens
	Name:	Mark Stevens
	Title:	Assistant Secretary